4 December 2001
Number: 35/01

BHP BILLITON ANNOUNCES SIGNIFICANT OIL DISCOVERY OFFSHORE TRINIDAD

BHP Billiton today announced the results of the Canteen-1 exploration well that was recently drilled offshore Trinidad. The well confirms a significant oil resource and is the Group's fourth commercial hydrocarbon discovery in the shallow waters off the east coast of Trinidad.

Drilling of the Canteen-1 exploration well began on 23 October 2001, in block 2(c) with the jack-up rig Global Marine Labrador 1.
The well is located in a water depth of 164 feet, approximately one mile north of the previously announced oil and gas discovery at Kairi-1, which is also in Block 2(c).

The Canteen well has demonstrated a lateral extension of the accumulation and further appraisal drilling will be required to define the level of reserves. This is an early stage of the appraisal programme and the data so far indicates the accumulation is likely to be a multi-hundred million barrel discovery.

Canteen-1 was drilled to a total depth of 7,070 feet and encountered approximately 700 feet (gross) of hydrocarbon-bearing sands that included 200 feet of net oil pay and 179 feet of net gas pay. The well was tested at a rate of 3,700 barrels of oil per day through a 72/64 inch choke.

Log and test data from Canteen-1 indicate a high quality reservoir formation similar to that found in the Kairi-1 well. As announced on 6 November 2001, Kairi-1 flowed at 3,000 barrels per day through a 38/64 inch choke, and found a hydrocarbon column that included 235 feet of oil pay and 322 feet of gas pay.

BHP Billiton Petroleum President and Chief Executive Officer Philip Aiken said: "The results from Canteen-1 confirm a significant oil find. With this being our fourth discovery in the area, offshore Trinidad has the potential to become a major hydrocarbon producing province, providing significant value to all stakeholders.

"We will look to fast track the development, which given the relatively shallow water and proximity to the coast, could be in production within two to three years."

An appraisal drilling program will continue to assess the extent of BHP Billiton's discoveries in Trinidad and to determine the reserves levels and development planning options.

BHP Billiton holds a 45 per cent interest in Block 2(c) and is the designated operator. Other partners include TotalFinaElf, with a 30 per cent interest, and Talisman Energy, which holds a 25 per cent interest.

BHP Billiton is also involved in the negotiation of a Production Sharing Contract for exploration Block 3(a), which is adjacent to the Group's discoveries in Block 2(c).

Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
Email:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
Email:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
Email:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
Email:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
Email:Ariane.Gentil@bhpbilliton.com


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